Exhibit 99.5

MARC-ANTOINE LAPORTE

P.Geo., M. Sc, Senior geologist

SGS Canada Inc (Geological Service)

125 rue Fortin, Suite 100, Quebec City, Quebec, Canada G1M 3M2

CONSENT OF QUALIFIED PERSON

I, Marc-Antoine Laporte, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report”, (the “Technical Report”) with an effective date of 31st October 2022, by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated December 4th, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this January 16th, 2023.

/s/ “Marc-Antoine Laporte”
Marc-Antoine Laporte, P.Geo., M. Sc
Senior Geologist
SGS Canada Inc